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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 1)

                         HALLMARK HEALTHCARE CORP.
- --------------------------------------------------------------------------
                             (Name of Issuer)

        Class A Common Stock                       40624G 30 4
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                            Richard W. Granahan
                         Bear, Stearns & Co. Inc.
                         115 South Jefferson Road
                            Whippany, NJ  07981
                              (201) 952-2201
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              October 6, 1994
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.








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 CUSIP No. 40624G 30 4                   13D


     1     NAME OF REPORTING PERSON:    Bear, Stearns & Co. Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.   13-3299429
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [x]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       None.
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     None.
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  None.
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       None.
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       None.
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0

    14     TYPE OF REPORTING PERSON:    BD

          This statement constitutes Amendment No. 1 to the statement on
     Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Class A Common Stock, par value $0.05 per share (the "Common Stock"), of Hallmark Healthcare Corp. (the "Issuer").

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The aggregate amount of funds used in making the purchases of 31,853 shares of Common Stock of the Issuer (in the aggregate) referred to in Item 5(c) hereof was approximately $792,918, and the source of such funds was the working capital of Bear Stearns.

     ITEM 5.  INTEREST IN SECURITIES OF ISSUER

               (a) The responses of Bear Stearns to Rows (11) through (13) of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any shares of Common Stock of the Issuer.

               (b) The responses of Bear Stearns to Rows (7) through (10) of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

               (c) Since its most recent filing on Schedule 13D, Bear Stearns has effected transactions in the Common Stock of the Issuer. The details of these transactions are set forth on Schedule A attached hereto. To the best of Bear Stearns' knowledge, there have been no transactions by any of its executive officers and directors in the Common Stock of the Issuer that were effected since the most recent filing on Schedule 13D.

               (d)  Not applicable.

               (e) On October 6, 1994, Community Health Systems, Inc. ("Community Health") announced that it had completed its acquisition of the Issuer pursuant to the terms of a merger agreement, which provides, among other things, that each share of Common Stock issued and outstanding at the effective date of the merger will be converted into the right to receive 0.97 shares of the common stock, par value $0.01 per share, of Community Health. Accordingly, Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on October 6, 1994.




























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     SIGNATURE


               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     Dated:  October 7, 1994

                                   BEAR, STEARNS & CO. INC.


                                   By: /s/ Barry Cohen
                                      -----------------------------
                                      Name:  Barry Cohen
                                      Title: Senior Managing Director

























































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                                   SCHEDULE A
                                   ----------

               The details of transactions effected in the Common Stock of the Issuer by Bear Stearns since its most recent filing on Schedule 13D are set forth below. All of these transactions were open-market and executed through the NASDAQ system.


     Trade Date          Number of Shares         Price
     (MM/DD/YY)          Purchased/(Sold)         per Share ($)
     ----------          ----------------         -------------
     10/05/94                      500               25 1/2
     10/05/94                    2,000               25 1/2
     10/05/94                  (1,000)               25 1/2
     10/04/94                      500               24 7/8
     10/04/94                      500               24 7/8
     10/03/94                    (500)               25 3/8
     10/03/94                    (500)               25 3/8
     09/26/94                      500               24 1/4
     09/26/94                    1,000               24 1/4
     09/23/94                    3,000               24 1/2
     09/19/94                      200               24 1/2
     09/19/94                    2,000               24 1/2
     09/16/94                    1,000               24 3/4
     09/16/94                    5,000               25
     09/15/94                    1,000               25 1/2
     09/15/94                    3,000               25 1/2
     09/14/94                      500               25
     09/14/94                    3,000               25
     09/13/94                       60               24 5/8
     09/12/94                       93               24 5/8
     09/12/94                      500               24 5/8
     09/12/94                    5,000               24 5/8
     09/08/94                    1,000               24 3/4
     09/08/94                    1,500               24 7/8
































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